UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BTCS Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05581M 404

(CUSIP Number)

Michal Handerhan

9466 Georgia Avenue #124

Silver Spring, Maryland 20910

(202) 430-6576

With copies to:

Nason Yeager Gerson Harris and Fumero, PA

3001 PGA Blvd., Suite 305

Palm Beach Gardens, Florida 33410

Attention: Brian Bernstein, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05581M 404	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michal Handerhan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,262,942 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,262,942 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,942 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.34% (1)
14	TYPE OF REPORTING PERSON IN

(1) See Item 5.

CUSIP No. 05581M 404	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to the Schedule 13D filed by the reporting person relates to the common stock, $0.001 par value of BTCS Inc. (the “Company”). The principal address of the Company is 9466 Georgia Avenue #124, Silver Spring, Maryland 20910.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Michal Handerhan.

b.	9466 Georgia Avenue #124, Silver Spring, Maryland 20910.

c.	The reporting person is the Chief Operating Officer, Secretary and a director of the Board of Directors of the Company, with principal business address at 9466 Georgia Avenue #124, Silver Spring, Maryland 20910.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the Company’s common stock being listed on The Nasdaq Stock Market, LLC, the Reporting Person’s Series C-2 Preferred Stock automatically converted into 1,002,942 shares of common stock and his 50,000 restricted stock units vested and were delivered.

The source of funds for the foregoing transactions was the reporting person’s personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The reporting person entered into the transactions described in Item 3 above for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person beneficially owns 1,262,942 shares of the Company’s common stock which is comprised of : (i) 210,000 shares of common stock upon the exercise of vested stock options, and (ii) 1,052,942 shares of common stock. This amounts to approximately 12.34% of the 10,028,458 outstanding shares as of September 21, 2021.

(b) The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c) Except as described in this Schedule 13D under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 05581M 404	13D	Page 4 of 5 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 05581M 404	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021	By:	/s/ Michal Handerhan
Michal Handerhan

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).